August 8, 2008

Kevin M. Farr
Chief Financial Officer
Mattel, Inc.
333 Continental Blvd.
El Segundo, CA 90245

>   **Re: Mattel, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 26, 2008**
>   **File No. 1-05647**
>   **Response Letter Dated August 4, 2008**

Dear Mr. Farr:

   We refer you to our comment letter dated July 8, 2008 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

>   Sincerely,

>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance